Terms supplement to the prospectus dated April 8, 2020, the prospectus supplement dated April 8, 2020, the product supplement no. 3-I dated April 8, 2020 and the underlying supplement no. 3-I dated April 8, 2020

Registration Statement
Nos. 333-236659 and 333-236659-01
Dated April 28, 2020
Rule 424(b)(3)

North America Structured Investments

5.25yr Partial Principal at Risk J.P. Morgan Balanced Value Dividends 5 Index Notes

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Index Overview

The J.P. Morgan Balanced Value Dividends 5 Index (the "Index") attempts to provide a dynamic rules-based allocation to the First Trust Value Line® Dividend Index Fund (the "Equity Constituent") and the J.P. Morgan Total Return Index (the "Bond Constituent" and, together with the Equity Constituent, the "Portfolio Constituents") while targeting a level volatility of 5.0%. The Index tracks the return of (a) a notional dynamic portfolio consisting of the Equity Constituent, with distributions, if any, reinvested, and the Bond Constituent, in each case with a notional financing cost deducted, less (b) the daily deduction of a fee of 0.50% per annum. The Equity Constituent attempts to provide exposure to high quality U.S. stocks, as determined by Value Line® safety rankings, that have above-average dividend yields and have historically exhibited low volatility. The Bond Constituent applies a rules-based methodology to evaluate recent market conditions, and allocate across U.S. dollar fixed income sectors based on their momentum.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index (Index Ticker):	J.P. Morgan Balanced Value Dividends 5 Index (JPUSBFVD)
Pricing Date:	May 26, 2020
Observation Date:	August 26, 2025
Maturity Date:	August 29, 2025
Participation Rate:	At least 105.00%*
Additional Amount:	$1,000 × Index Return × Participation Rate
Payment At Maturity:	If the Final Value is greater than the Initial Value, at maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 *plus* the Additional Amount. If the Final Value is equal to or less than the Initial Value, your payment at maturity will be calculated as follows: $1,000 + ($1,000 × Index Return) In no event, however, will the payment at maturity be less than $950.00 per $1,000 principal amount note. *If the Final Value is less than the Initial Value, you will lose up to 5.00% of your principal amount at maturity.* *You are entitled to repayment of at least $950.00 per $1,000 principal amount note at maturity, subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co.*
CUSIP:	48132K2C8
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48132K2C8/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

*The actual Participation Rate will be provided in the pricing supplement and will not be less than 105.00%.

**Reflects Participation Rate equal to the minimum Participation Rate set forth herein, for illustrative purposes. The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the prospectus supplement and the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement or underlying supplement or the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

Hypothetical Total Returns**


Note Performance
Index Performance
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Payment at Maturity
-50% -40% -30% -20% -10% 0% 10% 20% 30% 40% 50%
Index Return

Final Value	Index Return	Total Return on the Notes
165.00	65.00%	68.25%
140.00	40.00%	42.00%
120.00	20.00%	21.00%
110.00	10.00%	10.50%
105.00	5.00%	5.25%
101.00	1.00%	1.05%
100.00	0.00%	0.00%
99.00	-1.00%	-1.00%
97.50	-2.50%	-2.50%
95.00	-5.00%	-5.00%
90.00	-10.00%	-5.00%
80.00	-20.00%	-5.00%
60.00	-40.00%	-5.00%
40.00	-60.00%	-5.00%
20.00	-80.00%	-5.00%
0.00	-100.00%	-5.00%

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks • The notes may not pay more than 95.00% of the principal amount at maturity. • Our affiliate, JPMS , the index sponsor and the index calculation agent of the Index and the Bond Constituent, may have interests that conflict with yours and may adjust the Index or the Bond Constituent in a way that affects its level. • The level of the Index will reflect the daily deduction of a fee of 0.50% per annum and a notional financing cost calculated based on the relevant LIBOR rates. • The Index may not be successful, may not outperform any alternative strategy and may not approximate its target volatility of 5.0%. • The Index may be significantly uninvested . • The Index may be more heavily influenced by the performance of the Equity Constituent than the performance of the Bond Constituent in general over time. • A significant portion of the Index’s exposure may be allocated to the Bond Constituent. • The investment strategy used to construct the Index involves daily adjustments to its notional exposure to its Portfolio Constituents. • There is no assurance that the strategy employed by the Equity Constituent will be successful. • JPMorgan Chase & Co. may be one of the companies that make up the Equity Constituent and its securities are held by several of the exchange - traded funds (each, an “ ETF ”) included in the Bond Constituent. • The performance and market value of an ETF , particularly during periods of market volatility, may not correlate with the performance of its reference index as well as the net asset value per share of that ETF . • The Index involves risks associated with the Bond Constituent’s momentum allocation strategy, which may not be successful or outperform any alternative strategy that might be employed in respect of the Constituents. • The Bond Constituent may perform poorly during periods characterized by short - term volatility. • The realized volatility of the Bond Constituent may not be less than or equal to its volatility threshold. • The returns of the Constituents may offset each other or become correlated in decline. • A Portfolio Constituent may be replaced by a substitute constituent if certain extraordinary events occur. Selected Risks (continued) • The Index, which was established on January 27, 2020, has a limited operating history and may perform in unanticipated ways. • The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. • The notes are subject to risks associated with fixed - income securities (including interest rate - related risks and credit risk), high - yield fixed income securities (including credit risk), floating rate notes, mortgage - backed securities, preferred stock, hybrid securities and non - U.S. securities markets (including emerging markets). • 2 - month and 3 - month USD LIBOR rates are affected by a number of factors and may be volatile. • The method by which LIBOR rates are determined may change, and any such change may adversely affect the value of notes linked to the Index. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • No interest payments, dividend payments or voting rights. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. • Lack of liquidity: J.P . Morgan Securities LLC (who we refer to as “ JPMS ”) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. • The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes. Disclaimer Information Any information relating to performance contained in these materials is illustrative and no assurance is given that any indic ati ve returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, s upe rseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information pres ent ed herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern. Past performance, and especially hypothetical back - tested performance, is not indicative of future results. Actual performance m ay vary significantly from past performance or any hypothetical back - tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to the se matters. This material is not a product of J.P. Morgan Research Departments . North America Structured Investments 5.25yr Partial Principal at Risk J.P. Morgan Balanced Value Dividends 5 Index Notes The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable product supplement and underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.